ROBERT A. FREEDMAN	December 4, 2012	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mara Ransom, Assistant Director Scott Anderegg, Staff Attorney Catherine Brown, Staff Attorney William Thompson, Accounting Branch Chief Adam Phippen, Staff Accountant

Re:	Planet Payment, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed October 25, 2012 File No. 001-35699

Ladies and Gentlemen:

On behalf of Planet Payment, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form 10 (Registration No. 001-35699) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2012, as amended by Amendment No. 1 filed with the Commission on October 25, 2012 and Amendment No. 2 filed with the Commission on November 13, 2012 (collectively, the “Registration Statement”).  In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated November 16, 2012 (the “Letter”).

The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the last filing of the Registration Statement.

Index to consolidated financial statements and financial statement schedule, page F-1

Planet Payment, Inc., page F-1

1.                                      Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements.

Notes to consolidated financial statements, page F-8

Note 1. Business description and basis for presentation, page F-8

Basis of presentation, page F-8

2.                                      Please tell us your consideration of disclosing an estimate of the financial effect that Hurricane Sandy is expected to have or a statement that such an estimate cannot be made.  Please refer to ASC 855-10-50-2 and ASC 450-20-50-9. If you expect this amount to be material, please also include disclosure in your MD&A.

In response to the Staff’s comment, the Company has added disclosure on page 51 in MD&A and page F-8 in the notes to consolidated financial statements disclosing an estimate of the financial effect that Hurricane Sandy is expected to have.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:	Philip D. Beck, Chairman of the Board, Chief Executive Officer and President
Graham N. Arad, Director, Senior Vice President and General Counsel
Planet Payment, Inc.

Michael A. Brown, Esq.
Fenwick & West LLP